1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION
6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2009-06

POLYMET FILES US$500 MILLION UNIVERSAL SHELF REGISTRATION

Hoyt Lakes, Minnesota, August 27, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has filed a universal shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, and that it has filed notice declaring its intention to be qualified under Canadian National Instrument 44-101 Short Form Prospectus Distributions with the British Columbia Securities Commission, Ontario Securities Commission and Alberta Securities Commission.

After the universal shelf registration statement is declared effective by the Securities and Exchange Commission, the Company will have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units. Specific terms of any future offering under this universal registration statement will be established at the time of any such offering, and will be described in a prospectus supplement that the Company will file with the Securities and Exchange Commission. The Company intends to file a preliminary short form prospectus in British Columbia, Ontario and Alberta upon satisfying all applicable qualification criteria. This notice does not evidence the Company’s intent to enter into any particular financing or transaction and will remain in effect until withdrawn by the Company.

The Company expects to use the net proceeds from offerings under the universal shelf registration statement for construction finance for the Company’s copper, nickel, precious metals development project located in northeastern Minnesota as well as general corporate purposes.

PolyMet’s Chief Financial Officer, Douglas Newby stated, “We continue to monitor the range of financing opportunities. The universal shelf registration, once effective, will provide flexibility in structuring the finance package for construction of the NorthMet copper-nickel-precious metals mine, related modifications and refurbishment of the Erie Plant, as well as general corporate purposes.”

A registration statement related to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
Douglas Newby	Crystal Agresti
Chief Financial Officer	KCSA Strategic Communications
+1 (646) 879-5970	+1(212) 896-1273
dnewby@polymetmining.com	cagresti@kcsa.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.